SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.   1  )*


Prometheus Income Partners
(Name of Issuer)


Units of Limited Partnership Interest
(Title of Class of Securities)


742941 10 7
(CUSIP Number)


Samuel H. Gruenbaum, Esq.
Cox, Castle & Nicholson, LLP
2049 Century Park East, Twenty-Eighth Floor
Los Angeles, California 90067
(310) 277-4222
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 1997
(Date of Event which Requires Filing
of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the
following box [   ]


Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PIP PARTNERS-GENERAL, LLC., a California limited liability company


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [   ]
     (b)  [   ]


3
SEC USE ONLY


4
SOURCE OF FUNDS*
     AF


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     [    ]


6
CITIZENSHIP OR PLACE OF ORGANIZATION
     California


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7
SOLE VOTING POWER
      1,430 Units of Limited Partnership Interest


8
SHARED VOTING POWER
      -0-


9
SOLE DISPOSITIVE POWER
      1,430 Units of Limited Partnership Interest


10
SHARED DISPOSITIVE POWER
      -0-


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      The Reporting Person is amending the Schedule 13D filed on January 17, 1997 to reflect that it beneficially owns 1,430 Units of Limited Partnership Interest ("Units"), which constitutes approximately 7.5% of the Units outstanding, instead of the 1,546 Units constituting approximately 8.1% of the Units outstanding as reported in the original
Schedule 13D filed by the Reporting Person.* Because of certain duplicate and incomplete tenders by Unit holders to the Reporting Person in connection with a tender offer by the Reporting Person on Schedule 14D (the "Tender Offer"), the actual number of Units acquired by the Purchaser is 1,430, not 1,546 as previously reported.


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [   ]


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.5% of the Limited Partnership Interests.
      100% of the General Partnership interests of the subject company.


14
TYPE OF REPORTING PERSON*
      00


Item 3.      Source and Amount of Funds and Other Consideration.

      The total amount of the funds required by the Reporting Person to purchase 1,430 Units accepted for payment pursuant to the Tender Offer, excluding related fees and expenses, is approximately $707,850. The Reporting Person obtained such funds as a capital contribution from Sanford N. Diller. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring the Units.

Item 5.      Interest in Securities of the Issuer.

      (a) and (b) As of the date of this Schedule 13D, the Reporting Person beneficially owns 1,430 Units, which constitutes approximately 7.5% of the Units outstanding, instead of the 1,546 Units constituting approximately 8.1% of the Units outstanding as reported in the original
Schedule 13D filed by the Reporting Person.* The Reporting Person has the sole power to vote and dispose of the Units. Because of certain duplicate and incomplete tenders by Unit holders to the Reporting Person in connection with the Tender Offer, the actual number of Units acquired by the Purchaser is 1,430, not 1,546 as previously reported.



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 1997   PIP PARTNERS-GENERAL, LLC,
      a California limited liability company

      By:  PromHill, Inc., a California corporation,
           its Manager


            By:  /s/ Sanford N. Diller
                  Name:  Sanford N. Diller
                  Title: President

*  All calculations of percentages of beneficial ownership in this
Schedule 13D are based on there being 18,995 Units outstanding, as of March 31, 1997, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1997.